ATTORNEYS AT LAW

402 W. BROADWAY, SUITE 2300 SAN DIEGO, CA 92101-3542 619.234.6655 TEL 619.234.3510 FAX www.foley.com

August 8, 2006

WRITER’S DIRECT LINE 619.685.4604 alenain@foley.com EMAIL

CLIENT/MATTER NUMBER 057789-0104

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Donald Hunt

Re:	Somanta Pharmaceuticals, Inc.

Registration Statement on Form SB-2 (Reg. No. 333-132176)

Request for Acceleration of Effectiveness

Dear Mr. Hunt:

Somanta Pharmaceuticals, Inc., a Delaware corporation (“Somanta”), has filed the above-referenced Registration Statement on Form SB-2 (the “Registration Statement”) in respect of the 9,390,320 shares of Common Stock of Somanta to be registered for resale by certain selling stockholders set forth in the Registration Statement.

Somanta hereby respectfully requests the acceleration of effectiveness of the Registration Statement to 3:00 p.m. (Washington, DC time) on August 10, 2006.

Pursuant to the letter of Russell Mancuso, Branch Chief for the Securities and Exchange Commission, to Terrance J. Bruggeman, Executive Chairman of Somanta, dated March 29, 2006, this will confirm that Somanta is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and will further confirm that Somanta acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Somanta from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) Somanta may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

August 8, 2006

Please call the undersigned at (619) 685-4604 or fax the undersigned at (619) 234-3510 with any questions or comments you may have. Thank you for your assistance.

Very truly yours,

/s/ Adam Lenain
Adam Lenain